UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

INTERSECTIONS INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

460981301

(CUSIP Number)

Hari Ravichandran

c/o iSubscribed Inc.

15 Network Drive

Burlington, Massachusetts 01803

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Mark Mihanovic 275 Middlefield Road, Suite 100 Menlo Park, CA 94025-4004 650 815 7438	Andrew Liazos 28 State Street Boston, MA 02109-1775 617 535 4038

January 11, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 460981301

1	NAME OF REPORTING PERSON iSubscribed Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (2)
14	TYPE OF REPORTING PERSON (See instructions) CO

(1)

Beneficial ownership of the above referenced shares is being reported hereunder because the Reporting Person may be deemed to beneficially own shares of Common Stock held directly by Merger Sub, which is a direct wholly-owned subsidiary of WC SACD One Parent, Inc. (“Parent”).

(2)	The percentage calculation is based on 1,000 issued and outstanding shares of Common Stock as of January 11, 2019.

CUSIP No. 460981301

1	NAME OF REPORTING PERSON Hari Ravichandran
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (2)
14	TYPE OF REPORTING PERSON (See instructions) IN

(1)

Beneficial ownership of the above referenced shares is being reported hereunder because the Reporting Person may be deemed to beneficially own shares of Common Stock held directly by Merger Sub, which is a direct wholly-owned subsidiary of Parent.

(2)	The percentage calculation is based on 1,000 issued and outstanding shares of Common Stock as of January 11, 2019.

CUSIP No. 460981301

Item 1. Security and Issuer.

This Amendment No. 2 on Schedule 13D/A (this “Amendment No. 2”) amends and supplements the Schedule 13D previously filed by the Reporting Persons on November 13, 2018 (the “Schedule 13D”) as amended on January 10, 2019, with respect to the common stock of Intersections Inc., a Delaware corporation (the “Company”), par value $0.01 per share (the “Common Stock”). Each Item below amends and supplements the information disclosed under the corresponding Item of Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 2 shall have the same meaning herein as are ascribed to such terms in the Schedule 13D. Except as set forth in this Amendment No. 2, the information contained in Schedule 13D has not been updated or amended.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented to add the following:

“Closing of the Merger

Upon consummation of the Offer, Merger Sub accepted for purchase a total of 13,443,400 Shares (the “Tender Offer Shares”), which were validly tendered and not validly withdrawn from the Offer (including 8,012 Shares that were validly tendered pursuant to the notice of guaranteed delivery procedures). On January 11, 2019, immediately prior to the Effective Time of the Merger, the Parent Note automatically converted into 13,240,089 shares of Common Stock in accordance with its terms (the “Converted Shares”). Pursuant to the terms of the Contribution and Assignment Agreements, the Rollover Holders contributed the Rollover Shares (consisting of an aggregate of 11,103,640 Shares) to WC SACD, and prior to the consummation of the Merger, WC SACD contributed and assigned the Rollover Shares to WC SACD Holdings, Inc.

Subsequently, on January 11, 2019, Parent completed its acquisition of the Company pursuant to the terms of the Merger Agreement, wherein Merger Sub merged with and into the Company in accordance with Section 251(h) of the DGCL, with the Company surviving as an indirect wholly-owned subsidiary of Parent (the “Merger”). At the Effective Time, each Share not tendered into the Offer, other than Shares held by stockholders who perfected their appraisal rights under Delaware law, Shares held in the treasury of the Company or owned, directly or indirectly, by Parent or Merger Sub immediately prior to the Effective Time (including the Tender Offer Shares, the Converted Shares and the Rollover Shares), were automatically cancelled and converted into the right to receive $3.68 in cash (without interest and subject to deduction for any applicable withholding tax), which is the same price that was paid in the Offer. Each Share held in the treasury of the Company or owned, directly or indirectly, by Parent or Merger Sub immediately prior to the Effective Time (including the Tender Offer Shares, the Converted Shares and the Rollover Shares) were automatically cancelled for no consideration and ceased to exist.

At the Effective Time of the Merger, each share of common stock of Merger Sub issued and outstanding immediately before the Effective Time automatically converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Company.

Immediately following the effectiveness of the Merger, the Company notified the Nasdaq Global Select Market (“Nasdaq”) of the completion of the Merger and the Company’s intent to remove its Common Stock from listing on the Nasdaq. On January 11, 2019, Nasdaq filed with the SEC a Form 25 to delist and deregister the Common Stock under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Trading of the Common Stock on the Nasdaq was suspended as of approximately 9:00 a.m. New York City time on January 14, 2019. In addition, the Company intends to file with the SEC a certification and notice of termination on Form 15 with respect to the Common Stock, requesting that the Common Stock be deregistered under the Exchange Act, and that the reporting obligations of the Company with respect to the Common Stock under Sections 13(a) and 15(d) of the Exchange Act be suspended.

Closing of the iSubscribed Merger

Additionally, pursuant to that certain Binding Term Sheet, dated October 31, 2018, by and among WC SACD, WndrCo, iSubscribed, and the GC Funds, and subsequent definitive documentation that was executed and delivered by the parties thereto, on January 11, 2019, WC SACD Holdings, Inc., an affiliate of WC SACD, acquired iSubscribed pursuant to a merger.”

CUSIP No. 460981301

Item 5. Interest in Securities of the Issuer.

(a) – (b) is hereby restated in its entirety as follows:

“Items 7 through 11 and 13 of the cover page of this Amendment No. 2 and the footnotes thereto are incorporated herein by reference. All shares reported as beneficially owned in this Amendment No. 2 are reported to the knowledge of the Reporting Persons based on the representations of the Company and the Rollover Holders.”

(c) is hereby restated in its entirety as follows:

“Except as described herein and in Item 4 above, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any other person referred to in Annexes of the Schedule 13D has acquired or disposed of any shares of Common Stock during the past 60 days.”

(d) is hereby restated in its entirety as follows:

“Not applicable.”

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 15, 2019

ISUBSCRIBED INC.

By:	/s/ Hari Ravichandran
Name:	Hari Ravichandran
Title:	Chief Executive Officer

By:	/s/ Hari Ravichandran
Name:	Hari Ravichandran